SUCCESS HOLDING GROUP INTERNATIONAL INC.

531 Airport North Office Park

Fort Wayne, Indiana

(260) 490-9990

March 10, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jay Webb

Re:

Success Holding Group International, Inc.

Form 10-K for Fiscal Year Ended February 28, 2014

Filed June 13, 2014

Form 8-K dated August 15, 2014

Filed on September 26, 2014

File No. 333-188563

Form 10-Q for Quarterly Period Ended November 30, 2014

Filed January 8, 2014

File No. 000-55313

Dear Mr. Webb:

On March 10, 2015, Success Holding Group International, Inc. (the “Company”) submitted its transition report on Form 10-K for the transition period ended December 31, 2014 (“Form 10-K”). In connection with the filing of the Form 10-K, the Company respectfully submits that it has provided all information requested by the staff (“Staff”) of the Securities and Exchange Commission in the Staff letter, dated January 29, 2015, addressed to the Company’s Chief Financial Officer, Brian Kistler with respect to the Company’s filings with the Commission referenced above. Should you have any additional questions or further comments regarding the filings with the Commission referenced above or the response letter dated March 2, 2015, please feel free to contact the undersigned.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Success Holding Group International, Inc.

By:	/s/ Brian Kistler
Brian Kistler, CFO